SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

SunLink Health Systems, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

867370102

(CUSIP Number)

Robert M. Thornton, Jr.

900 Circle 75 Parkway, Suite 690

Atlanta, Georgia 30339

(770) 933-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 867370102	13D	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO OF ABOVE PERSON Robert M. Thornton, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 619,562 (including 60,000 exercisable options).
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 619,562[1] (including 60,000 exercisable options).
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 619,562
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.74%
14.	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This filing relates to the beneficial ownership of shares of the no par value common shares (the “Common Shares”) of SunLink Health Systems, Inc., an Ohio corporation (the “Company”) whose principal executive offices are located at 900 Circle 75 Parkway, Suite 690, Atlanta, Georgia 30339. This Amendment No. 7 to Schedule 13D (the “Amendment”) is being filed to update the beneficial ownership information and the information contained Item 5 of the original Schedule 13D filed by the undersigned on April 5, 2001 with the Securities and Exchange Commission, as amended by Amendment No. 1 filed January 4, 2002, Amendment No. 2 filed May 20, 2003, Amendment No. 3 filed January 14, 2004, Amendment No. 4 filed July 28, 2011, Amendment No. 5 filed January 22, 2018 and Amendment No. 6 filed September 27, 2019 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.	Identity and Background.

This Amendment No. 7 to the Schedule 13D is filed by Robert M. Thornton, Jr., an individual whose address is 900 Circle 75 Parkway, Suite 690, Atlanta, Georgia 30339. Mr. Thornton is the Chairman and Chief Executive Officer of the Company.

Neither Mr. Thornton nor CareVest Capital, LLC (“CareVest”), the record holder of Common Shares of which Mr. Thornton is the sole beneficial owner as further described below, has been convicted in a criminal proceeding during the last five years nor has Mr. Thornton or CareVest, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Thornton is a citizen of the United States. CareVest is a limited liability company organized and existing under the laws of the State of Georgia.

Item 3.	Source and Amount of Funds or Other Consideration.

The transaction giving rise to this Amendment did not involve a purchase by Mr. Thornton.

Item 4.	Purpose of Transaction.

Because Mr. Thornton is an officer and director of the Company, his ownership of securities of the Company may be viewed as having the purpose of exercising substantial influence over the management, business and affairs of the Company. Each Reporting Person may make (i) purchases of Common Shares of the Company in the open market or in private transactions or in connection with the exercise of options to acquire Common Shares (“Options”) or (ii) dispositions of Common Shares of the Company in the open market or in private transactions or dispositions of options in connection with the lapse or exercise of such Options depending on the Reporting Person’s evaluation of the Company’s business, prospects and financial condition, the market for and relative value of the Common Shares, other opportunities available to the Reporting Person including but not limited to transactions proposed by the Company pursuant to approval of its board of directors, general economic and market conditions, and other future developments.

Neither Reporting Person, however, has any timetable or pre-arranged plan relating to additional purchases of the Company’s securities. Except as otherwise indicated in this Item 4, neither Reporting Person has any present plans or proposals with respect to the Company that relate to, or would result in, any of the actions specified in clauses (a) through (j) of Item 4 of this Schedule 13D except as specified below. Notwithstanding the foregoing, each Reporting Person may at any time and from time to time, and reserves the right to, acquire additional securities of the Issuer, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by the Reporting Person in light of the Company’s business, announced plans, market conditions or other factors that may have the effects described in clauses (a) through (j) of Item 4 of this Schedule 13D.

Neither Mr. Thornton nor CareVest currently has any plans or proposals which relate to or would result in:

(a)	the acquisition of additional securities of the Company, or the disposition of securities of the Company;

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, except that Mr. Thornton has concluded that the Company needs to expand if it is to continue as a public corporation and should therefore, among other things, actively pursue, and the Reporting Persons support its pursuance of, one or more extraordinary corporate transactions to expand the Company’s business, any of which may involve a merger or consolidation with a compatible third party, or a corporate reorganization to enable such an extraordinary corporate transaction and/or to change the Company’s Articles and Code of Regulations to among other things, adopt majority shareholder voting . Mr. Thornton encourages the Company actively to explore and/or continue to explore, one or more such possible transactions on terms believed favorable to the Company and its shareholders.

(c)

a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, except that the Reporting Persons support and encourage the Company’s disposition of one or more of its underperforming subsidiaries shares or assets when the opportunity to do so arises on terms believed favorable to the Company and its shareholders.

(d)

any change in the present Board of Directors or management of the Company, except that the Reporting Person proposed and supported the July 20, 2023 election of Mr. Mark Stockslager, as the sixth Director of the Company’s Board of Directors.

(e)

any material change in the present capitalization or dividend policy of the Company, except as may be related to any reorganization intended to, among other things, effect a change by the Company to majority shareholder voting or any increase in the authorized capital of the Company in connection with reincorporation in the state of Georgia, which the Reporting Persons support;

(f)

any other material change in the Company’s business or corporate structure, except Mr. Thornton believes, and encourages the Company to change its governing corporate documents to adopt majority voting for all Shareholder votes and to effect reincorporation in the state of Georgia;

(g)	changes in the Company’s charter or Code of Regulations or other actions which may impede the acquisition of control of the Company;

(h)	any class of securities of the Company being delisted from a national securities exchange; or

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Thornton beneficially owns 619,562 Common Shares (which includes options to purchase 60,000 additional Common Shares as above noted). Of the beneficially owned Common Shares, 554,562 shares are held by CareVest which Mr. Thornton controls through his one hundred percent (100%) ownership of CareVest. Mr. Thornton is the sole beneficial owner of CareVest. Accordingly, to the extent Mr. Thornton and CareVest may be considered a group, CareVest has not separately filed.

(b) Mr. Thornton possesses sole voting and dispositive power with respect to all of Common Shares of the Company beneficially owned by him.

(c) There were no transactions effected during the past sixty days by Mr. Thornton with respect to the Company’s Common Shares.

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for Mr. Thornton’s employment contract, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between either Mr. Thornton or CareVest, one the one hand, and any other Person, on the other hand, with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Robert M. Thornton, Jr.

July 24, 2023	/s/ Robert M. Thornton, Jr.